UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of April 2021

Commission File Number 1-34694

VEON Ltd.
(formerly VimpelCom Ltd.)
(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):  ☐.

Information contained in this report
The registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations and Unaudited Interim Condensed Consolidated Financial Statements as at and for the three-month period ended March 31, 2021 set forth in this Form 6-K is hereby incorporated by reference into the registration statement filed with the Securities and Exchange Commission by the registrant on Form F-3 (Registration No. 333-196223).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)
Date: April 29, 2021

By:	/s/ Scott Dresser
Name:	Scott Dresser
Title:	Group General Counsel

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis is based on, and should be read in conjunction with, our unaudited interim condensed consolidated financial statements as of and for the three-month period ended March 31, 2021 and 2020, and the related notes, attached hereto.
References to “VEON” as well as references to “our company,” “the company,” “our group,” “the group,” “we,” “us,” “our” and similar pronouns, are references to VEON Ltd. an exempted company limited by shares registered in Bermuda, and its consolidated subsidiaries. References to VEON Ltd. are to VEON Ltd. alone. The unaudited interim condensed consolidated financial statements as of March 31, 2021 and for the three-month period ended March 31, 2021 and 2020 attached hereto have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and are presented in U.S. dollars. VEON Ltd. adopted IFRS as of January 1, 2009.
The discussion of our business and the telecommunications industry included herein contains references to certain terms specific to our business, including numerous technical and industry terms. Such terms are defined in Exhibit 99.1 to our Annual Report on Form 20-F for the year ended December 31, 2020 (our “2020 Annual Report”). For a comprehensive discussion of our critical accounting estimates and assumptions, please refer to Note 24 to our audited consolidated financial statements included in our 2020 Annual Report.
Certain amounts and percentages that appear in this document have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including in tables, may not be exact arithmetic aggregations of the figures that precede or follow them.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This document contains estimates and forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. All statements other than statements of historical fact are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and similar words are intended to identify estimates and forward-looking statements. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors, in addition to the factors described in this document, may adversely affect our results as indicated in forward-looking statements. You should read this document completely and with the understanding that our actual future results may be materially different and worse from what we expect.
Our estimates and forward-looking statements may be influenced by various factors, including without limitation:
•our ability to implement and execute our strategic priorities successfully and to achieve the expected benefits from our existing and future transactions;
•our assessment of the impact of the COVID-19 pandemic on our operations and financial condition;
•our targets and strategic initiatives in the various countries in which we operate;
•our ability to develop new revenue streams and achieve portfolio and asset optimizations, improve customer experience and optimize our capital structure;
•our ability to generate sufficient cash flow to meet our debt service obligations, our expectations regarding working capital and the repayment of our debt and our projected capital requirements;
•our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries;
•our expectations regarding our capital and operational expenditures in and after 2021;
•our goals regarding value, experience and service for our customers, as well as our ability to retain and attract customers and to maintain and expand our market share positions;

•our plans to develop, provide and expand our products and services, including operational and network development, optimization and investment, such as expectations regarding the expansion or roll-out and benefits of 3G, 4G/LTE and 5G networks or other networks, broadband services and integrated products and services, such as fixed-mobile convergence, and digital services in the areas of financial technology, digital advertising and entertainment;
•our expectations as to pricing for our products and services in the future, improving our ARPU and our future costs and operating results;
•our ability to meet license requirements, to obtain, maintain, renew or extend licenses, frequency allocations and frequency channels and to obtain related regulatory approvals;
•our plans regarding marketing and distribution of our products and services, including customer loyalty programs;
•our expectations regarding our competitive strengths, customer demands, market trends and future developments in the industry and markets in which we operate;
•our expectations regarding management changes; and
•other statements regarding matters that are not historical facts.
These statements are management’s best assessment of our strategic and financial position and of future market conditions, trends and other potential developments. While they are based on sources believed to be reliable and on our management’s current knowledge and best belief, they are merely estimates or predictions and cannot be relied upon. We cannot assure you that future results will be achieved. The risks and uncertainties that may cause our actual results to differ materially from the results indicated, expressed or implied in the forward-looking statements used in this document include, without limitation:
•risks relating to changes in political, economic and social conditions in each of the countries in which we operate and where laws are applicable to us (including as a result of armed conflict) such as any harm, reputational or otherwise, that may arise due to changing social norms, our business involvement in a particular jurisdiction or an otherwise unforeseen development in science or technology;
•in each of the countries in which we operate and where laws are applicable to us, risks relating to legislation, regulation, taxation and currency, including costs of compliance, currency and exchange controls, currency fluctuations, and abrupt changes to laws, regulations, decrees and decisions governing the telecommunications industry and taxation, laws on foreign investment, anti-corruption and anti-terror laws, economic sanctions, data privacy, anti-money laundering, antitrust, national security and lawful interception and their official interpretation by governmental and other regulatory bodies and courts;
•risks related to the impact of export controls, sanctions, international trade regulation, customs and technology regulation, on our ability, and the ability of important third-party suppliers to procure goods, software or technology necessary to provide services to our customers, particularly services related to the production and delivery of supplies, support services, software, and equipment sourced from these suppliers – for example, between April and July 2018, the U.S. Department of Commerce, Bureau of Industry and Security (“BIS”) imposed a Denial Order against ZTE Corporation (“ZTE”) under the Export Administration Regulations (“EAR”) which prohibited transactions with ZTE during this time that involved goods, software or technology subject to the EAR and could have led to service degradation and disruption in certain markets, and in May and August 2019, and August 2020, BIS added Huawei Technologies Company Ltd. and 152 of its affiliates (collectively, “Huawei”) to its “Entity List”, which prohibits companies globally from directly or indirectly exporting, reexporting or in-country transferring goods, software, and technology that is subject to the EAR to Huawei and from procuring such items from Huawei when they have reason to know of any underlying U.S. export control violations in connection with those items;
•risks related to the ongoing COVID-19 pandemic, such as adverse impacts on our financial performance resulting from lockdown restrictions, changes in customer trends and the broader macroeconomic impact of the pandemic on our countries of operation;
•risks relating to a failure to meet expectations regarding various strategic initiatives, including, but not limited to, changes to our portfolio of operating companies, product and technology offerings, development of networks and customer services;
•risks related to solvency and other cash flow issues, including our ability to raise the necessary additional capital and incur additional indebtedness, the ability of our subsidiaries to make dividend payments, our ability to develop additional sources of revenue and unforeseen disruptions in our revenue streams;
•risks that the adjudications by the various regulatory agencies or other parties with whom we are involved in legal challenges, license and regulatory disputes, tax disputes or appeals may not result in a final resolution in our favor or that we are unsuccessful in our defense of material litigation claims or are unable to settle such claims;

•risks relating to our company and its operations in each of the countries in which we operate and where laws are applicable to us, including demand for and market acceptance of our products and services, regulatory uncertainty regarding our licenses, frequency allocations and numbering capacity, constraints on our spectrum capacity, access to additional bands of spectrum required to meet demand for existing products and service offerings or additional spectrum required from new products and services and new technologies, availability of line capacity, fiber capacity, international gateway access, intellectual property rights protection, labor issues, interconnection agreements, equipment failures and competitive product and pricing pressures;
•risks related to developments from competition, unforeseen or otherwise, in each of the countries in which we operate and where laws are applicable to us including our ability to keep pace with technological changes and evolving industry standards;
•risks related to the activities of our strategic shareholders, lenders, employees, joint venture partners, representatives, agents, suppliers, customers and other third parties;
•risks associated with our existing and future transactions, including with respect to realizing the expected synergies of closed transactions, satisfying closing conditions for new transactions, obtaining regulatory approvals, implementing remedies and assuming related liabilities;
•risks associated with data protection, data breaches, cyber-attacks or systems and network disruptions, or the perception of such attacks or failures in each of the countries in which we operate, including the costs associated with such events and the reputational harm that could arise therefrom;
•risks related to the ownership of our American Depositary Receipts, including those associated with VEON Ltd.’s status as a Bermuda company and a foreign private issuer; and
•other risks and uncertainties, including those set forth in Item 3— Key Information — D. Risk Factors in our 2020 Annual Report.

These factors and the other risk factors described in our 2020 Annual Report are not necessarily all of the factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this document be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements.
The forward-looking statements included in this document are made only as of the date of the filing of this document. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should refer to our periodic and current reports filed or furnished, as applicable, with the SEC for specific risks which could cause actual results to be significantly different from those expressed or implied by these forward-looking statements.

OVERVIEW
VEON is a leading global provider of connectivity and internet services. Present in some of the world’s most dynamic markets, VEON provides more than 212 million customers with voice, fixed broadband, data and digital services. VEON currently offers services to customers in 9 countries: Russia, Pakistan, Algeria, Bangladesh, Ukraine, Uzbekistan, Kazakhstan, Kyrgyzstan and Georgia. We provide services under the “Beeline,” “Kyivstar,” “banglalink,” “Jazz” and “Djezzy” brands.

BASIS OF PRESENTATION OF FINANCIAL RESULTS
Our unaudited interim condensed consolidated financial statements attached hereto have been prepared in accordance with IAS 34 Interim Financial Reporting. The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2020.

REPORTABLE SEGMENTS
We present our reportable segments based on economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies.
As of March 31, 2021, our reportable segments consist of the following seven segments: Russia, representing our “cornerstone” market; Pakistan, Ukraine, Kazakhstan and Uzbekistan, representing our “growth engines”; and Algeria and Bangladesh, representing our “frontier markets”.
We also present our results of operations for our “Other frontier markets" and “HQ and eliminations” although these are not reportable segments. “Other frontier markets” represents our results of operations in Kyrgyzstan, Georgia and, prior to its disposal in October 2020, Armenia. “HQ and eliminations” represents transactions related to management activities within the group in Amsterdam, London and Luxembourg and costs relating to centrally managed operations, as well as intercompany eliminations to reconcile with our total revenue and Adjusted EBITDA.
For further details, please refer to Note 2 to our unaudited interim condensed consolidated financial statements attached hereto.

KEY DEVELOPMENTS DURING THE FIRST QUARTER OF 2021
Shareholders trading on NASDAQ no longer subject to annual depository fee
From January 1, 2021, holders of VEON American Depositary Shares ("ADSs") trading on NASDAQ will no longer be subject to any cash dividend fee or depository service fee of any kind. ADS holders will continue to be subject to the normal issuance and cancellation fees.
VEON enters into a US$1,250 million multi-currency revolving credit facility agreement
In March 2021, VEON entered into a new multi-currency revolving credit facility agreement (the "RCF") of US$1,250 million. The RCF replaces the revolving credit facility signed in February 2017, which is now cancelled. The RCF has an initial tenor of three years, with the company having the right to request two one-year extensions, subject to lender consent. International banks from Asia, Europe and the US have committed to the RCF. The new RCF caters for USD LIBOR cessation with the secured overnight financing rate ("SOFR") administered by the Federal Reserve Bank of New York agreed as the replacement risk free rate with credit adjustment spreads agreed for interest periods with a one month, three month and six month tenor. SOFR will apply to interest periods commencing on and from October 31, 2021 (or earlier if USD LIBOR is no longer published or ceases to be representative prior to that date). The company will have the option to make each drawdown in either U.S. dollars or euro.
VEON subsidiary Banglalink successfully acquires 9.4MHz in spectrum auction
In March 2021, Banglalink, the Company's wholly-owned subsidiary in Bangladesh, acquired 4.4MHz spectrum in the 1800MHz band and 5MHz spectrum in 2100MHz band following successful bids at an auction held by the BTRC. The newly acquired spectrum will see Banglalink increase its total spectrum holding from 30.6MHz to 40MHz. Banglalink will invest approximately BDT 10 billion (US$115 million) to purchase the spectrum.The allotment of license to Bangladesh took place in April 2021.
Appointment of CEO of Beeline Uzbekistan
In March 2021, Andrzej Malinowski was appointed to the vacant position of CEO of Beeline Uzbekistan. Mr. Malinowski joined from Beeline Georgia, where he held the position of CEO. Lasha Tabidze was appointed as Mr. Malinowski’s successor at Beeline Georgia, where he previously held the joint position of Chief Operating Officer and Chief Commercial Officer.
VEON completes the acquisition of minority shareholding in PMCL
In March 2021, VEON successfully concluded the acquisition of the 15% minority stake in Pakistan Mobile Communications Limited ("PMCL"), the operating company of Pakistan’s leading mobile operator, Jazz, from the Dhabi Group for USD 273 million.
This transaction follows the Dhabi Group’s exercise of its put option announced on 28 September 2020 and gives VEON 100% ownership of PMCL. This simplifies and streamlines the Group’s governance over its Pakistani assets and enables VEON to capture the full value of this growing business, including future dividends paid by PMCL.
Other financing activities
In March 2021, VEON successfully amended and restated its existing RUB 30 billion (US$396), bilateral term loan agreement with Alfa Bank and increased the total facility size to RUB 45 billion (US$594), by adding a new floating rate tranche of RUB 15 billion (US$198). The new tranche has a five year term. Subsequently, in April 2022, the proceeds from the new tranche were used to early repay RUB 15 billion loans from Sberbank, originally maturing in June 2023.
Recent developments
Leadership changes
In April 2021, VEON announced changes to its leadership structure. Co-CEO Sergi Herrero, who joined the company in September 2019, will step down as co-CEO effective June 30, 2021. Sergi is expected to continue advising the company, in particular with respect to the VEON Ventures businesses which focus on generating value in high growth areas. Kaan Terzioglu will continue in his role as CEO of VEON Ltd. with overall responsibility for corporate matters and the general operations of the group.
Also in April 2021, VEON announced the appointment of two new members of the Group’s leadership team. Alex Bolis joins VEON as Group Head of Corporate Strategy, Communications and Investor Relations while Dmitry Shvets joins as Group Head of Portfolio and Performance Management, a new role that includes oversight of VEON’s Performance Management and M&A teams. Mr. Bolis joined VEON on April 1, 2021 and Mr. Shvets on April 15, 2021. Both executives will report to VEON Group CEO Kaan Terzioglu.

RESULTS OF OPERATIONS

FINANCIAL PERFORMANCE FOR THREE MONTHS ENDED March 31,

(In millions of U.S. dollars)	2021	2020

Service revenues	1,853	1,978
Sale of equipment and accessories	105	88
Other revenue	31	31
Total operating revenues	1,989	2,097

Other operating income	1	—

Service costs	(365)	(381)
Cost of equipment and accessories	(102)	(89)
Selling, general and administrative expenses	(647)	(706)
Depreciation	(416)	(416)
Amortization	(72)	(92)
Impairment (loss) / reversal	(6)	—
Gain / (loss) on disposal of non-current assets	(4)	(6)

Operating profit / (loss)	378	407

Finance costs	(166)	(207)
Finance income	2	9
Other non-operating gain / (loss)	5	15
Net foreign exchange gain / (loss)	10	(29)
Profit / (loss) before tax	229	195

Income tax expense	(91)	(75)
Profit / (loss) for the period	138	120
Attributable to:
The owners of the parent	130	108
Non-controlling interest	8	12
	138	120

TOTAL OPERATING REVENUE
Our consolidated total operating revenue decreased by 5.2% year-on-year, primarily due to the devaluation of currencies in the countries in which we operate. However, in local currency terms we observed year-on year growth in mobile data revenues. Ukraine, Kazakhstan and Pakistan were the main drivers during the quarter for overall organic growth in group revenue. Russia also saw a slight growth year-on-year in local currency terms owing to strong fixed-line service revenue growth and an increase in device sales

	Three-month period ended March 31
(In millions of U.S. dollars)	2021	2020

Our cornerstone
Russia	920	1,020

Our growth engines
Pakistan	347	316
Ukraine	244	238
Kazakhstan	127	118
Uzbekistan	45	55

Our frontier markets
Algeria	160	185
Bangladesh	135	137
Other frontier markets	18	38

Other
HQ and eliminations	(7)	(10)

Total segments	1,989	2,097

OPERATING PROFIT
Our consolidated operating profit fell during the quarter to USD 378 million in the three-month period ended March 31, 2021 compared USD 407 million in the three-month period ended March 31, 2020. This was primarily due to lower operating revenues as discussed above, partially offset by reduced service costs and lower selling, general and administrative expenses.

NON-OPERATING PROFITS AND LOSSES
Finance costs
Our finance costs decreased to USD 166 million in the three-month period ended March 31, 2021 compared to USD 207 million in the three-month period ended March 31, 2020 primarily due to lower interest charges on loans owing to lower cost of debt in almost all currencies.
Finance income
Our consolidated finance income decreased to USD 2 million in the three-month period ended March 31, 2021 compared to USD 9 million in the three-month period ended March 31, 2020. This was primarily due to lower cash and deposit balances.
Other non-operating gain / loss
Other non-operating gain in the three-month period ended March 31, 2021 was USD 5 million compared to a non-operating gain of USD 15 million in the three-month period ended March 31, 2020.
Net foreign exchange gain / loss
During the three-month period ended March 31, 2021, we recognized a net foreign exchange gain of USD 10 million compared to a loss of USD 29 million during the three-month period ended March 31, 2020. This year-on-year change is primarily due to stabilization of the Pakistani Rupee that was partially offset by the devaluation of other currencies during Q1 2021 as compared to the previous year.

INCOME TAX EXPENSE
Our consolidated income tax expense increased by 21% to USD 91 million in the three-month period ended March 31, 2021 compared to USD 75 million in the three-month period ended March 31, 2020, due to higher profit before tax.
For more information regarding income tax expenses, please refer to Note 3 of our unaudited interim condensed consolidated financial statements attached hereto.

PROFIT / (LOSS) FOR THE PERIOD ATTRIBUTABLE TO THE OWNERS OF THE PARENT
Our profit / (loss) for the period attributable to the owners of the parent for the three-month period ended March 31, 2021 increased to a profit of USD 130 million as compared to a profit of USD 108 million for the same period last year.

PROFIT / (LOSS) FOR THE PERIOD ATTRIBUTABLE TO NON-CONTROLLING INTEREST
Profit / (loss) for the period attributable to non-controlling interest for the three-month period ended March 31, 2021 decreased to USD 8 million as compared to USD 12 million for the same period last year.

ADJUSTED EBITDA

	Three months ended March 31,
In millions of U.S. dollars	2021	2020

Our cornerstone
Russia	361	427

Our growth engines
Pakistan	156	147
Ukraine	167	161
Kazakhstan	66	63
Uzbekistan	22	25

Our frontier markets
Algeria	68	81
Bangladesh	55	59
Other frontier markets	6	14

Other
HQ and eliminations	(25)	(56)

Total segments	876	921
Our consolidated Adjusted EBITDA decreased by 4.9% year-on-year, primarily due to lower operating revenues as discussed above. This lower trend in operating revenue was partially offset by the reduced service costs and other operating costs.

The following table provides the reconciliation of Profit / (loss) before tax to Total Adjusted EBITDA for the three-month period ended March 31:

In millions of U.S. dollars	2021	2020

Profit / (loss) before tax	229	195

Adjustments to reconcile Profit / (loss) before tax to Total Adjusted EBITDA

Depreciation	416	416
Amortization	72	92
Impairment loss / (reversal)	6	—
(Gain) / loss on disposal of non-current assets	4	6
Finance costs	166	207
Finance income	(2)	(9)
Other non-operating (gain) / loss	(5)	(15)
Net foreign exchange (gain) / loss	(10)	29

Total Adjusted EBITDA	876	921

RESULT OF REPORTABLE SEGMENTS
RUSSIA
RESULTS OF OPERATIONS IN US$

	Three months ended March 31,
In millions of U.S. dollars (except as indicated)	2021	2020		2021-2020 change %
Total operating revenue	920	1,020		-9.8%
Mobile service revenue	690	794		-13.1%
- of which mobile data	225	247		-8.9%
Fixed-line service revenue	131	138		-5.1%
Sales of equipment, accessories and other	99	88		12.5%
Operating Expenses	560	593		-5.6%
Adjusted EBITDA	361	427		-15.5%
Adjusted EBITDA margin	39.2%	41.9%	-2.7	pp
RESULTS OF OPERATIONS IN RUB

	Three months ended March 31,
In millions of RUB (except as indicated)	2021	2020		2021-2020 change %
Total operating revenue	68,403	67,457		1.4%
Mobile service revenue	51,301	52,518		-2.3%
- of which mobile data	16,729	16,298		2.6%
Fixed-line service revenue	9,741	9,112		6.9%
Sales of equipment, accessories and other	7,361	5,828		26.3%
Operating Expenses	41,600	39,278		5.9%
Adjusted EBITDA	26,830	28,180		-4.8%
Adjusted EBITDA margin	39.2%	41.8%	-2.6	pp
SELECTED PERFORMANCE INDICATORS

	Three months ended March 31,
Mobile	2021	2020	2021-2020 change %
Customers in millions	50.0	53.5	-6.5%
Mobile data customers in millions	33.5	34.4	-2.6%
ARPU in US$	4.6	4.9	-6.1%
ARPU in RUB	340.0	323.0	5.3%
TOTAL OPERATING REVENUE
Our total operating revenue in Russia decreased by 9.8% (USD terms) and increased by 1.4% (local currency terms) year-on-year. The local currency growth is owing to continued growth in fixed-line service revenue as well as improvement in devices sales, partially offset by reduced mobile service revenue stemming from lower roaming revenue as a result of travel restrictions. A deterioration of the local currency led to a decrease in revenue in USD terms despite an increase in local currency terms.
ADJUSTED EBITDA
Our Russia Adjusted EBITDA decreased by 15.5% (USD terms) and 4.8% (local currency terms) year-on-year. This is primarily due to lower revenues as well as increased structural operating expenses when compared with the same period last year.
SELECTED PERFORMANCE INDICATORS
As of March 31, 2021, we had 50.0 million mobile customers in Russia, representing a decrease of 6.5% year-on-year. The decrease was caused by higher customer churn rates spill over from 2020.
Our mobile ARPU in Russia decreased by 6.1% (USD terms) and increased by 5.3% (local currency terms) year-on-year. Local currency growth is mainly associated with increased mobile data revenue.

PAKISTAN
RESULTS OF OPERATIONS IN US$

	Three months ended March 31,
In millions of U.S. dollars (except as indicated)	2021	2020		2021-2020 change %
Total operating revenue	347	316		9.8%
Mobile service revenue	318	294		8.2%
- of which mobile data	129	102		26.5%
Sales of equipment, accessories and other	29	22		31.8%
Operating expenses	191	169		13.0%
Adjusted EBITDA	156	147		6.1%
Adjusted EBITDA margin	45.0%	46.5%	-1.5	pp
RESULTS OF OPERATIONS IN PKR

	Three months ended March 31,
In millions of PKR (except as indicated)	2021	2020		2021-2020 change %
Total operating revenue	55,050	49,282		11.7%
Mobile service revenue	50,424	45,717		10.3%
- of which mobile data	20,455	15,930		28.4%
Sales of equipment, accessories and other	4,626	3,564		29.8%
Operating expenses	30,319	26,401		14.8%
Adjusted EBITDA	24,731	22,881		8.1%
Adjusted EBITDA margin	44.9%	46.4%	-1.5	pp
SELECTED PERFORMANCE INDICATORS

	Three months ended March 31,
Mobile	2021	2020	2021-2020 change %
Customers in millions	69.2	62.0	11.6%
Mobile data customers in millions	47.3	40.4	17.1%
ARPU in US$	1.6	1.6	0.0%
ARPU in PKR	246.0	247.0	-0.4%
TOTAL OPERATING REVENUE
Our Pakistan total operating revenue increased by 9.8% (USD terms) and 11.7% (local currency terms) year-on-year. This was primarily due to higher mobile data and value added services revenue as a result of continuous 4G penetration, higher customer base and stronger uptake of digital services.
ADJUSTED EBITDA
Our Pakistan Adjusted EBITDA increased by 6.1% (USD terms) and 8.1% (local currency terms) year-on-year. This was primarily due to higher revenues as stated above, partially offset by increased structural operating expenses when compared with the same period last year.
SELECTED PERFORMANCE INDICATORS
As of March 31, 2021, we had 69.2 million customers in Pakistan, representing an increase of 11.6% year-on-year, with growth primarily in mobile data customers owing to continuous penetration in 4G network.
Our mobile ARPU in Pakistan remained at par with that of the same period last year.

UKRAINE
RESULTS OF OPERATIONS IN US$

	Three months ended March 31,
In millions of U.S. dollars (except as indicated)	2021	2020		2021-2020 change %
Total operating revenue	244	238		2.5%
Mobile service revenue	227	222		2.3%
- of which mobile data	137	120		14.2%
Fixed-line service revenue	16	15		6.7%
Sales of equipment, accessories and other	1	1		0.0%
Operating expenses	78	76		2.6%
Adjusted EBITDA	167	161		3.7%
Adjusted EBITDA margin	68.4%	67.6%	0.8	pp
RESULTS OF OPERATIONS IN UAH

	Three months ended March 31,
In millions of UAH (except as indicated)	2021	2020		2021-2020 change %
Total operating revenue	6,842	5,950		15.0%
Mobile service revenue	6,357	5,530		15.0%
- of which mobile data	3,837	3,004		27.7%
Fixed-line service revenue	451	384		17.4%
Sales of equipment, accessories and other	35	36		-2.8%
Operating expenses	2,184	1,910		14.3%
Adjusted EBITDA	4,658	4,040		15.3%
Adjusted EBITDA margin	68.1%	67.9%	0.2	pp
SELECTED PERFORMANCE INDICATORS

	Three months ended March 31,
Mobile	2021	2020	2021-2020 change %
Customers in millions	25.7	26.0	-1.2%
Mobile data customers in millions	17.2	17.0	1.2%
ARPU in US$	2.9	2.8	3.6%
ARPU in UAH	82.0	70.0	17.1%
TOTAL OPERATING REVENUE
Our Ukraine total operating revenue increased by 2.5% (USD terms) and 15.0% (local currency terms) year-on-year. This was primarily driven by strong growth in data consumption resulting in increased data revenue on the back of strong and continuous 4G adoption. Fixed line services revenue also increased as customers continue to draw on fixed line data at home.
ADJUSTED EBITDA
Our Ukraine Adjusted EBITDA increased by 3.7% (USD terms) and 15.3% (local currency terms) year-on-year. This was primarily due to the higher revenues as described above, partially offset by an increase in structural operating expenses when compared with the same period last year.
SELECTED PERFORMANCE INDICATORS
As of March 31, 2021, we had 25.7 million mobile customers in Ukraine, representing a decrease of 1.2% year-on-year. This was primarily due to the decline of second SIM cards in the market and lower gross additions during the second half of 2020 stemming from strict lockdown measures.
Our mobile ARPU in Ukraine increased by 3.6% (USD terms) and 17.1% (local currency terms) year-on-year, primarily due to an increase in data usage.

KAZAKHSTAN
RESULTS OF OPERATIONS IN US$

	Three months ended March 31,
In millions of U.S. dollars (except as indicated)	2021	2020		2021-2020 change %
Total operating revenue	127	118		7.6%
Mobile service revenue	102	98		4.1%
- of which mobile data	58	48		20.8%
Fixed-line service revenue	22	18		22.2%
Sales of equipment, accessories and other	3	2		50.0%
Operating expenses	62	55		12.7%
Adjusted EBITDA	66	63		4.8%
Adjusted EBITDA margin	52.0%	53.4%	-1.4	pp
RESULTS OF OPERATIONS IN KZT

	Three months ended March 31,
In millions of KZT (except as indicated)	2021	2020		2021-2020 change %
Total operating revenue	53,702	45,954		16.9%
Mobile service revenue	42,976	38,213		12.5%
- of which mobile data	24,157	18,636		29.6%
Fixed-line service revenue	9,191	7,116		29.2%
Sales of equipment, accessories and other	1,535	624		146.0%
Operating expenses	26,024	21,327		22.0%
Adjusted EBITDA	27,678	24,628		12.4%
Adjusted EBITDA margin	51.5%	53.6%	-2.1	pp
SELECTED PERFORMANCE INDICATORS

	Three months ended March 31,
Mobile	2021	2020	2021-2020 change %
Customers in millions	9.5	9.6	-1.0%
Mobile data customers in millions	7.2	6.7	7.5%
ARPU in US$	3.6	3.3	9.1%
ARPU in KZT	1,501.0	1,283.0	17.0%
TOTAL OPERATING REVENUE
Our Kazakhstan total operating revenue increased by 7.6% (USD terms) and 16.9% (local currency terms) year-on-year. Mobile service revenue benefited from an increased 4G user base on the back of further expansion in 4G network. Fixed line service revenue grew due to a higher customer base, as customers continue to draw on benefits from convergent product offers.
ADJUSTED EBITDA
Our Kazakhstan Adjusted EBITDA increased by 4.8% (USD terms) and 12.4% (local currency terms) year-on-year. This was primarily due to higher revenues as stated above and partially offset by the increased service, commercial and other operating costs, when compared with the same period last year.
SELECTED PERFORMANCE INDICATORS
As of March 31, 2021, we had 9.5 million mobile customers in Kazakhstan, representing a decrease of 1.0% year-on-year. The decrease was mainly due to the trend that was observed in 2020 relating to IMEI registration regime that also showed a spill over impact on customer base.
Our mobile ARPU in Kazakhstan increased by 9.1% (USD terms) and 17.0% (local currency terms) year-on-year, due to higher mobile services and data revenues during the period.

UZBEKISTAN
RESULTS OF OPERATIONS IN US$

	Three months ended March 31,
In millions of U.S. dollars (except as indicated)	2021	2020		2021-2020 change %
Total operating revenue	45	55		-18.2%
Mobile service revenue	45	55		-18.2%
- of which mobile data	29	31		-6.5%
Fixed-line service revenue	—	—		0.0%
Sales of equipment, accessories and other	—	—		0.0%
Operating expenses	23	29		-20.7%
Adjusted EBITDA	22	25		-12.0%
Adjusted EBITDA margin	48.9%	45.5%	3.4	pp
RESULTS OF OPERATIONS IN UZS

	Three months ended March 31,
In billions of UZS (except as indicated)	2021	2020		2021-2020 change %
Total operating revenue	473,616	521,512		-9.2%
Mobile service revenue	470,323	514,984		-8.7%
- of which mobile data	301,470	298,093		1.1%
Fixed-line service revenue	2,463	3,126		-21.2%
Sales of equipment, accessories and other	830	3,403		-75.6%
Operating expenses	239,046	279,524		-14.5%
Adjusted EBITDA	234,573	241,988		-3.1%
Adjusted EBITDA margin	49.5%	46.4%	3.1	pp
SELECTED PERFORMANCE INDICATORS

	Three months ended March 31,
	2021	2020	2021-2020 change %
Mobile
Customers in millions	6.8	7.7	-11.7%
Mobile data customers in million	5.0	5.0	0.0%
ARPU in US$	2.2	2.3	-4.3%
ARPU in UZS	22,850.0	21,573.0	5.9%
TOTAL OPERATING REVENUE
Our Uzbekistan total operating revenue decreased by 18.2% (USD terms) and 9.2% (local currency terms) year-on-year. The decrease was primarily due to a lower customer base as well as lower data revenues during the period.
ADJUSTED EBITDA
Our Uzbekistan Adjusted EBITDA decreased by 12.0% (USD terms) and 3.1% (local currency terms) year-on-year. This was primarily driven by lower revenues as stated above, which was partially offset by reduced service, commercial and other operating costs when compared with the same period last year.
SELECTED PERFORMANCE INDICATORS
As of March 31, 2021, we had 6.8 million mobile customers in Uzbekistan representing a decrease of 11.7% year-on-year. This was primarily due to higher churn rates as a result of a continuous strategic focus on high value customers.
Our mobile ARPU in Uzbekistan decreased by 4.3% (USD terms) and increased by 5.9% (local currency terms) year-on-year. The positive impact on ARPU in local currency is mainly associated with the focus on high value customers.

ALGERIA
RESULTS OF OPERATIONS IN US$

	Three months ended March 31,
In millions of U.S. dollars (except as indicated)	2021	2020		2021-2020 change %
Total operating revenue	160	185		-13.5%
Mobile service revenue	159	184		-13.6%
- of which mobile data	64	68		-5.9%
Sales of equipment, accessories and other	1	1		0.0%
Operating expenses	91	104		-12.5%
Adjusted EBITDA	68	81		-16.0%
Adjusted EBITDA margin	42.5%	43.8%	-1.3	pp
RESULTS OF OPERATIONS IN DZD

	Three months ended March 31,
In millions of DZD (except as indicated)	2021	2020		2021-2020 change %
Total operating revenue	21,174	22,315		-5.1%
Mobile service revenue	21,102	22,192		-4.9%
- of which mobile data	8,565	8,236		4.0%
Sales of equipment, accessories and other	72	124		-41.9%
Operating expenses	12,157	12,581		-3.4%
Adjusted EBITDA	9,039	9,734		-7.1%
Adjusted EBITDA margin	42.7%	43.6%	-0.9	pp
SELECTED PERFORMANCE INDICATORS

	Three months ended March 31,
	2021	2020	2021-2020 change %
Mobile
Customers in millions	14.1	14.2	-0.7%
Mobile data customers in millions	9.2	8.9	3.4%
ARPU in US$	3.7	4.2	-11.9%
ARPU in DZD	497.0	512.0	-2.9%
TOTAL OPERATING REVENUE
Our Algeria total operating revenue decreased by 13.5% (USD terms) and 5.1% (local currency terms) year-on-year. This was primarily due to aggressive price competition and overall economic slowdown during the period resulting in lower voice, interconnect and other services revenue. Roaming revenue also decreased owing to travel restrictions under lockdown measures. This decrease was partially offset by increased data revenue.
ADJUSTED EBITDA
Our Algeria Adjusted EBITDA decreased by 16.0% (USD terms) and 7.1% (local currency terms) year-on-year. This was primarily due to lower revenues as stated above partially offset by reduced structural operating costs during the period.
SELECTED PERFORMANCE INDICATORS
As of March 31, 2021, we had 14.1 million mobile customers in Algeria, representing a decrease of 0.7% year-on-year. This was primarily due to lower gross additions as well as higher churn rates during the period.
Our mobile ARPU in Algeria decreased by 11.9% (USD terms) and 2.9% (local currency terms) year-on-year, primarily due to reduced mobile services revenues as explained above.

BANGLADESH
RESULTS OF OPERATIONS IN US$

	Three months ended March 31,
In millions of U.S. dollars (except as indicated)	2021	2020		2021-2020 change %
Total operating revenue	135	137		-1.5%
Mobile service revenue	132	134		-1.5%
- of which mobile data	35	31		12.9%
Sales of equipment, accessories and other	3	3		0.0%
Operating expenses	80	78		2.6%
Adjusted EBITDA	55	59		-6.8%
Adjusted EBITDA margin	40.7%	43.1%	-2.4	pp
RESULTS OF OPERATIONS IN BDT

	Three months ended March 31,
In millions of BDT (except as indicated)	2021	2020		2021-2020 change %
Total operating revenue	11,440	11,629		-1.6%
Mobile service revenue	11,218	11,413		-1.7%
- of which mobile data	2,992	2,658		12.6%
Sales of equipment, accessories and other	223	216		3.2%
Operating expenses	6,742	6,623		1.8%
Adjusted EBITDA	4,698	5,006		-6.2%
Adjusted EBITDA margin	41.1%	43.0%	-1.9	pp
SELECTED PERFORMANCE INDICATORS

	Three months ended March 31,
	2021	2020	2021-2020 change %
Mobile
Customers in millions	34.3	33.6	2.1%
Mobile data customers in millions	20.6	19.6	5.1%
ARPU in US$	1.3	1.3	0.0%
ARPU in BDT	111.0	113.0	-1.8%
TOTAL OPERATING REVENUE
Our Bangladesh total operating revenue decreased 1.5% (USD terms) and by 1.6% (local currency terms) year-on-year. This was primarily associated with a heavy price competition, however this impact was neutralized by an increase in data revenues and usage shift to data services.
ADJUSTED EBITDA
Our Bangladesh Adjusted EBITDA decreased by 6.8% (USD terms) and 6.2% (local currency terms) year-on-year. This was mainly due to a slight decrease in service revenues as stated above along with an increased operating costs for the period when compared with the same period last year.
SELECTED PERFORMANCE INDICATORS
As of March 31, 2021, we had 34.3 million mobile customers in Bangladesh, representing an increase of 2.1% year-on-year, mainly due to a continuous focus on data penetration under the 4G roll out.
Our mobile ARPU in Bangladesh remained relatively stable in both USD and local currency terms, when compared with the same period last year.

LIQUIDITY AND CAPITAL RESOURCES
WORKING CAPITAL
Working capital is defined as current assets less current liabilities.
As of March 31, 2021, we had negative working capital of USD 1,726 million, compared to negative working capital of USD 1,560 million as of December 31, 2020. The change of net working capital compared to December 31, 2020 was mainly due to a reduction in our current asset base as of March 31, 2021, particularly a decrease in cash and cash equivalents.
Our working capital is monitored on a regular basis by our management. Our management expects to repay our debt as it becomes due from our operating cash flows or through additional borrowings. Although we have a negative working capital, our management believes that our cash balances and available credit facilities are sufficient to meet our short-term and foreseeable long-term cash requirements.

INTERIM CONSOLIDATED CASH FLOW SUMMARY

	Three months ended March 31,
(In millions of U.S. dollars)	2021	2020

Net cash flows from operating activities	596	626

Net cash flows from / (used in) investing activities	(580)	(495)

Net cash flows from / (used in) financing activities	(423)	124

Net increase / (decrease) in cash and cash equivalents	(407)	255
Net foreign exchange difference	1	(70)
Cash and cash equivalents at beginning of period	1,586	1,204

Cash and cash equivalents at end of period, net of overdraft	1,180	1,389

For more details, see the Interim Condensed Consolidated Statement of Cash Flows in our unaudited interim condensed consolidated financial statements attached hereto.
OPERATING ACTIVITIES
During the three-month period ended March 31, 2021, net cash inflows from operating activities decreased to USD 596 million from USD 626 million during the three-month period ended March 31, 2020. The decrease is mainly due to negative foreign exchange impacts on EBITDA as well as lower interest expenses when compared with the same period last year.
INVESTING ACTIVITIES
During the three-month period ended March 31, 2021, net outflow for investing activities was USD 580 million compared to net cash outflow of USD 495 million for the same period last year. The year-on-year change is mainly associated with increased outflow on account of investment in high speed data networks and the acceleration of network deployment program. This was partially offset by the reduced net outflow from financial assets.
Acquisitions and Disposals
For information regarding our acquisitions and disposals, see Note 5 and Note 6 to our unaudited interim condensed consolidated financial statements attached hereto.
FINANCING ACTIVITIES
During the three-month period ended March 31, 2021, net cash outflow for financing activities was USD 423 million compared to net cash inflow of USD 124 million during the three-month period ended March 31, 2020. This was driven mainly by the acquisition of the non-controlling interest in our Pakistan operating company and net cash outflow from financing activities mainly due to repayment of borrowings, compared to net inflow in the same period last year. This was partially offset by the payment of dividends (USD 245 million) to shareholders during 2020, which was not repeated in the current year to date.
During the three-month period ended March 31, 2021, we raised USD 202 million net of fees (2020: USD 1,087 million) and repaid USD 352 million (2020: USD 717 million) under various debt facilities.
For information regarding changes to our debt portfolio during the three-month period ended March 31, 2021, see Note 7 to our unaudited interim condensed consolidated financial statements attached hereto.

BORROWINGS
As of March 31, 2021, the principal amounts of our external indebtedness represented by bank loans and bonds amounted to USD 7,588 million, compared to USD 7,678 million as of December 31, 2020. As of March 31, 2021, our debt includes overdrawn bank accounts related to a cash-pooling program of USD 13 million (December 31, 2020: USD 8 million).
As of March 31, 2021, VEON had the following principal amounts outstanding for interest-bearing loans and bonds as well as cash-pool overdrawn bank accounts:

Entity	Type of debt/ original lenders	Interest rate	Debt currency	Outstanding debt (mln)	Outstanding debt (USD mln)	Maturity date
VEON Holdings B.V.	Loan from Sberbank	CBR Key Rate + 2.2%	RUB	12,500	166	07.04.2021
VEON Holdings B.V.	Notes	7.5043%	USD	417	417	01.03.2022
VEON Holdings B.V.	Notes	5.9500%	USD	529	529	13.02.2023
VEON Holdings B.V.	Notes	7.2500%	USD	700	700	26.04.2023
VEON Holdings B.V.	Loan from Sberbank	CBR Key Rate + 2.2%	RUB	37,500	496	03.06.2023
VEON Holdings B.V.	Loan from Sberbank	7.3500%	RUB	30,000	396	03.06.2024
VEON Holdings B.V.	Notes	4.9500%	USD	533	533	17.06.2024
VEON Holdings B.V.	Loan from Alfa Bank	7.5000%	RUB	30,000	396	11.03.2025
VEON Holdings B.V.	Notes	4.0000%	USD	1,000	1,000	09.04.2025
VEON Holdings B.V.	Notes	6.3000%	RUB	20,000	264	18.06.2025
VEON Holdings B.V.	Loan from VTB	CBR Key Rate + 1.85%	RUB	30,000	396	09.07.2025
VEON Holdings B.V.	Notes	6.5000%	RUB	10,000	132	11.09.2025
VEON Holdings B.V.	Loan from Alfa Bank	CBR Key Rate + 2.1%	RUB	15,000	198	26.03.2026
VEON Holdings B.V.	Notes	3.3750%	USD	1,250	1,250	25.11.2027
TOTAL VEON Holdings B.V.					6,873

PMCL	Loan from Habib Bank Limited	6M KIBOR + 0.35%	PKR	5,000	33	15.06.2022
PMCL	Syndicated Loan Facility	6M KIBOR + 0.35%	PKR	12,837	84	15.06.2022
PMCL	Syndicated Loan Facility	6M KIBOR	PKR	1,810	12	15.12.2023
PMCL	Syndicated Loan Facility	6M KIBOR	PKR	2,909	19	15.12.2023
PMCL	Syndicated Loan Facility	6M KIBOR + 0.55%	PKR	33,848	222	02.09.2026
PMCL	Loan from Habib Bank Limited	6M KIBOR + 0.55%	PKR	10,000	65	02.09.2026
PMCL	Other				11
TOTAL Pakistan Mobile Communications Limited					446

Banglalink	Syndicated Loan Facility	Average bank deposit rate + 4.25%	BDT	5,742	67	24.09.2022
Other					8
TOTAL Banglalink Digital Communications Ltd.					75

PJSC Kyivstar	Loan from Alfa Bank	NBU Key Rate + 3%	UAH	1,480	53	14.12.2023
PJSC Kyivstar	Loan from OTP Bank	10.1500%	UAH	1,000	36	22.12.2023
PJSC Kyivstar	Loan from Raiffeisen Bank	11.0000%	UAH	1,400	50	26.11.2025
PJSC Kyivstar	Other Loan				9
Total PJSC Kyivstar					148

Other entities	Cash pool overdrawn accounts* and Other				46
Total VEON					7,588
* As of March 31, 2021, some bank accounts forming part of a cash pooling program and being an integral part of VEON’s cash management remained overdrawn by USD 13 million. Even though the total balance of the cash pool remained positive, VEON has no legally enforceable right to set-off and therefore the overdrawn accounts are presented as financial liabilities and form part of our debt.
For additional information on our outstanding indebtedness, please refer to Note 7 of our unaudited interim condensed consolidated financial statements attached hereto.

FUTURE LIQUIDITY AND CAPITAL REQUIREMENTS
During the three-month period ended March 31, 2021, our capital expenditures excluding licenses and right-of-use assets (“CAPEX exc. licenses and ROU”) were USD 425 million compared to USD 368 million in the three-month period ended March 31, 2020. The increase was primarily due to investments in high speed network and acceleration in the network deployment program.
We expect that CAPEX exc. licenses and ROU in 2021 will mainly consist of investing in high-speed data networks to capture mobile data growth, including the continued roll-out of 4G networks in Russia, Algeria, Bangladesh, Pakistan and Ukraine. We expect these expenditures to continue to be significant throughout the remainder of 2021.
Management anticipates that the funds necessary to meet our current and expected capital requirements and debt repayments in the foreseeable future (including with respect to any possible acquisitions) will come from:
•Cash we currently hold;
•Operating cash flows;
•Borrowings under bank financings, including credit lines currently available to us; and
•Issuances of debt securities in the capital markets.
As of March 31, 2021, we had an undrawn amount of USD 1,279 million under existing credit facilities.
Management expects that positive cash flows from our current operations will continue to provide us with internal sources of funds. The availability of external financing depends on many factors, including the success of our operations, contractual restrictions, availability of guarantees from export credit agencies, the financial position of international and local banks, the willingness of international banks to lend to our companies and the liquidity of international and local capital markets.
Below is the reconciliation of CAPEX exc. licenses and ROU to cash flows used in the purchase of property and equipment and intangible assets:

	Three months ended March 31,
(In millions of U.S. dollars)	2021	2020

Capital expenditures *	425	368
Adjusted for:
Additions of licenses	6	34
Difference in timing between accrual and payment for capital expenditures	142	47

Purchase of property, plant and equipment and intangible assets	573	449
*Excluding licenses and right-of-use assets, refer to Note 2 — Segment information of our unaudited interim condensed consolidated financial statements

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risk from adverse movements in foreign currency exchange rates and changes in interest rates on our obligations.
As of March 31, 2021, the largest currency exposure risks for our group were in relation to the Russian ruble, the Pakistani rupee, the Algerian dinar, the Bangladeshi taka, the Ukrainian hryvnia the Uzbek som and the Kazakhstani tenge, because the majority of our cash flows from operating activities in Russia, Pakistan, Algeria, Bangladesh, Ukraine, Uzbekistan and Kazakhstan are denominated in each of these functional currencies, respectively, while our debt, if not incurred in or hedged to the aforementioned currencies, is primarily denominated in U.S. dollars.
As of March 31, 2021, we held approximately 50% of our readily available cash and bank deposits in U.S. dollars in order to hedge against the devaluation risk of currencies in countries where we operate. We also hold part of our debt in Russian rubles and other currencies to manage this risk. Nonetheless, if the U.S. dollar value of the Russian ruble, Algerian dinar, Pakistani rupee, Bangladeshi taka, Ukrainian hryvnia, Kazakhstani tenge or Uzbek som were to dramatically decline, it could negatively impact our ability to repay or refinance our U.S. dollar denominated indebtedness. Our treasury function has developed risk management policies that establish guidelines for limiting foreign currency exchange rate risk.
For more information on risks associated with currency exchange rates, see the section of our 2020 Annual Report entitled “Item 3—Key Information—D. Risk Factors—Market Risks—We are exposed to foreign currency exchange loss and currency fluctuation and translation risks.”
In accordance with our policies, we do not enter into any treasury transactions of a speculative nature.
As of March 31, 2021, the interest rate risk on the financing of our group was limited as 76% of our group’s total debt was fixed rate debt.

Unaudited interim condensed
consolidated financial statements

VEON Ltd.

As of and for the three-month period
ended March 31, 2021

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2021	1

INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT
for the three-month period ended March 31

(In millions of U.S. dollars, except per share amounts)	Note	2021	2020

Service revenues		1,853	1,978
Sale of equipment and accessories		105	88
Other revenue		31	31
Total operating revenues	2	1,989	2,097

Other operating income		1	—

Service costs		(365)	(381)
Cost of equipment and accessories		(102)	(89)
Selling, general and administrative expenses		(647)	(706)
Depreciation		(416)	(416)
Amortization		(72)	(92)
Impairment (loss) / reversal		(6)	—
Gain / (loss) on disposal of non-current assets		(4)	(6)

Operating profit / (loss)		378	407

Finance costs		(166)	(207)
Finance income		2	9
Other non-operating gain / (loss)		5	15
Net foreign exchange gain / (loss)		10	(29)
Profit / (loss) before tax		229	195

Income tax expense	3	(91)	(75)
Profit / (loss) for the period		138	120

Attributable to:
The owners of the parent		130	108
Non-controlling interest		8	12
		138	120

Basic and diluted gain / (loss) per share attributable to ordinary equity holders of the parent		$0.07	$0.06

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2021	2

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the three-month period ended March 31

(In millions of U.S. dollars)	Note	2021	2020

Profit / (loss) for the period		138	120

Items that may be reclassified to profit or loss
Foreign currency translation	4	(2)	(581)
Other		(3)	2

Items reclassified to profit or loss
Other		1	(5)

Other comprehensive income / (loss), net of tax		(4)	(584)

Total comprehensive income / (loss), net of tax		134	(464)

Attributable to:
The owners of the parent		135	(409)
Non-controlling interests		(1)	(55)
		134	(464)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2021	3

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
as of

(In millions of U.S. dollars)	Note	March 31, 2021	December 31, 2020
Assets
Non-current assets
Property and equipment	5	6,914	6,879
Intangible assets	6	4,108	4,152
Investments and derivatives	7	319	305
Deferred tax assets		203	186
Other assets		193	179
Total non-current assets		11,737	11,701

Current assets
Inventories		110	111
Trade and other receivables		621	572
Investments and derivatives	7	165	165
Current income tax assets		75	73
Other assets		405	335
Cash and cash equivalents	8	1,193	1,594
Total current assets		2,569	2,850

Total assets		14,306	14,551

Equity and liabilities
Equity
Equity attributable to equity owners of the parent		298	163
Non-controlling interests		849	850
Total equity		1,147	1,013

Non-current liabilities
Debt and derivatives	7	8,564	8,832
Provisions		137	141
Deferred tax liabilities		134	127
Other liabilities		29	28
Total non-current liabilities		8,864	9,128

Current liabilities
Trade and other payables		1,886	1,977
Debt and derivatives	7	1,123	1,224
Provisions		153	151
Current income tax payables		204	175
Other liabilities		929	883
Total current liabilities		4,295	4,410

Total equity and liabilities		14,306	14,551

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2021	4

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the three-month period ended March 31, 2021

		Attributable to equity owners of the parent
(In millions of U.S. dollars, except share amounts)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non- controlling interests	Total equity

As of January 1, 2021		1,749,127,404	2	12,753	(1,898)	(1,919)	(8,775)	163	850	1,013
Profit / (loss) for the period		—	—	—	—	130	—	130	8	138
Other comprehensive income / (loss)		—	—	—	—	(2)	7	5	(9)	(4)
Total comprehensive income / (loss)		—	—	—	—	128	7	135	(1)	134

Dividends declared	10	—	—	—	—	—	—	—	—	—
Other		—	—	—	1	(1)	—	—	—	—

As of March 31, 2021		1,749,127,404	2	12,753	(1,897)	(1,792)	(8,768)	298	849	1,147

for the three-month period ended March 31, 2020

		Attributable to equity owners of the parent
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non- controlling interests	Total equity

As of January 1, 2020		1,749,127,404	2	12,753	(1,887)	(1,330)	(8,312)	1,226	994	2,220
Profit / (loss) for the period		—	—	—	—	108	—	108	12	120
Other comprehensive income / (loss)		—	—	—	(4)	—	(513)	(517)	(67)	(584)
Total comprehensive income / (loss)		—	—	—	(4)	108	(513)	(409)	(55)	(464)

Dividends declared	10	—	—	—	—	(262)	—	(262)	—	(262)
Other		—	—	—	(2)	(10)	—	(12)	10	(2)

As of March 31, 2020		1,749,127,404	2	12,753	(1,893)	(1,494)	(8,825)	543	949	1,492
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2021	5

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
for the three-month period ended March 31

(In millions of U.S. dollars)	Note	2021	2020

Operating activities
Profit / (loss) before tax		229	195
Non-cash adjustments to reconcile profit before tax to net cash flows
Depreciation, amortization and impairment loss / (reversal)		494	508
(Gain) / loss on disposal of non-current assets		4	6
Finance costs		166	207
Finance income		(2)	(9)
Other non-operating (gain) / loss		(5)	(15)
Net foreign exchange (gain) / loss		(10)	29

Changes in trade and other receivables and prepayments		(84)	(86)
Changes in inventories		(1)	23
Changes in trade and other payables		3	19
Changes in provisions, pensions and other		7	(30)

Interest paid		(133)	(158)
Interest received		2	9
Income tax paid		(74)	(72)
Net cash flows from operating activities		596	626

Investing activities
Purchase of property, plant and equipment and intangible assets		(573)	(449)
Receipts from / (payments on) deposits		2	(20)
Receipts from / (investment in) financial assets		(13)	(29)
Other proceeds from investing activities, net		4	3
Net cash flows from / (used in) investing activities		(580)	(495)

Financing activities
Proceeds from borrowings, net of fees paid*	7	202	1,087
Repayment of debt	7	(352)	(717)
Acquisition of non-controlling interest	7	(273)	(1)
Dividends paid to owners of the parent		—	(245)
Net cash flows from / (used in) financing activities		(423)	124

Net (decrease) / increase in cash and cash equivalents		(407)	255
Net foreign exchange difference		1	(70)
Cash and cash equivalents at beginning of period, net of overdrafts		1,586	1,204
Cash and cash equivalents at end of period, net of overdrafts**	8	1,180	1,389
*    Fees paid for borrowings were US$16 (2020: US$8).
**    Overdrawn amount was US$13 (2020: US$97).

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2021	6

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

GENERAL INFORMATION ABOUT THE GROUP
1    GENERAL INFORMATION
VEON Ltd. (“VEON”, the “Company” and together with its consolidated subsidiaries, the “Group” or “we”) was incorporated in Bermuda on June 5, 2009. The registered office of VEON is Victoria Place, 31 Victoria Street, Hamilton HM 10, Bermuda. VEON’s headquarters and the principal place of business is located at Claude Debussylaan 88, 1082 MD Amsterdam, the Netherlands.
VEON generates revenue from the provision of voice, data and other telecommunication services through a range of mobile and fixed-line technologies, as well as selling equipment and accessories.
The interim condensed consolidated financial statements are presented in United States dollars (“U.S. dollar” or “US$”). In these notes, U.S. dollar amounts are presented in millions, except for share and per share (or American Depository Shares (“ADS”)) amounts and as otherwise indicated.
VEON’s ADSs are listed on the NASDAQ Global Select Market (“NASDAQ”) and VEON’s common shares are listed on Euronext Amsterdam, the regulated market of Euronext Amsterdam N.V. (“Euronext Amsterdam”).
Major developments during the three-month period ended March 31, 2021
Financing activities
In March 2021, VEON successfully entered into a new multi-currency revolving credit facility agreement (the “RCF”) of US$1,250. The RCF replaces the revolving credit facility signed in February 2017, which is now cancelled. Refer Note 7 for further details.
In March 2021, VEON successfully amended and restated its existing RUB 30 billion (US$396), bilateral term loan agreement with Alfa Bank by adding a new floating rate tranche of RUB 15 billion (US$198). Refer to Note 7 for further details.
Other developments
In March 2021, VEON successfully concluded the acquisition of the 15% minority stake in Pakistan Mobile Communications Limited from the Dhabi Group for US$273. Refer to Note 7 for further details.
In March 2021, VEON's operating company in Bangladesh acquired spectrum following successful bids at an auction held by the BTRC. Banglalink will invest approximately BDT 10 billion (US$115) to purchase the spectrum. Refer to Note 4 for further details.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2021	7

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
OPERATING ACTIVITIES OF THE GROUP
2    SEGMENT INFORMATION
Management analyzes the Company’s operating segments separately because of different economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies. All the segments are grouped and analyzed as three main markets - our cornerstone, our growth engines and our frontier markets - representing the Company's strategy and capital allocation framework.
Management evaluates the performance of the Company’s segments on a regular basis, primarily based on earnings before interest, tax, depreciation, amortization, impairment, gain / loss on disposals of non-current assets, other non-operating gains / losses and share of profit / loss of joint ventures and associates (“Adjusted EBITDA”) along with assessing the capital expenditures excluding certain costs such as those for telecommunication licenses and right-of-use assets (“CAPEX exc. licenses and ROU”). Management does not analyze assets or liabilities by reportable segments.
Financial information by reportable segment for the three-month period ended March 31, is presented in the following tables. Inter-segment transactions between segments are not material, and are made on terms which are comparable to transactions with third parties.

	Service revenue				Sale of equipment and accessories		Other revenue		Total Revenue
	Mobile		Fixed
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020

Our cornerstone
Russia	690	794	131	138	97	83	2	5	920	1,020

Our growth engines
Pakistan	318	294	—	—	5	1	24	21	347	316
Ukraine	227	222	16	15	—	—	1	1	244	238
Kazakhstan	102	98	22	18	2	1	1	1	127	118
Uzbekistan	45	55	—	—	—	—	—	—	45	55

Our frontier markets
Algeria	159	184	—	—	1	1	—	—	160	185
Bangladesh	132	134	—	—	—	—	3	3	135	137
Other frontier markets	18	30	—	6	—	2	—	—	18	38

Other
HQ and eliminations	(7)	(10)	—	—	—	—	—	—	(7)	(10)

Total segments	1,684	1,801	169	177	105	88	31	31	1,989	2,097

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2021	8

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

	Adjusted EBITDA		CAPEX exc. licenses and ROU
	2021	2020	2021	2020

Our cornerstone
Russia	361	427	199	166

Our growth engines
Pakistan	156	147	92	68
Ukraine	167	161	39	38
Kazakhstan	66	63	21	25
Uzbekistan	22	25	12	5

Our frontier markets
Algeria	68	81	33	15
Bangladesh	55	59	26	44
Other frontier markets	6	14	3	7

Other
HQ and eliminations	(25)	(56)	—	—

Total segments	876	921	425	368

The following table provides the reconciliation of Profit / (loss) before tax to Total Adjusted EBITDA for the three-month period ended March 31:

	2021	2020

Profit / (loss) before tax	229	195
Adjustments to reconcile Profit / (loss) before tax to Total Adjusted EBITDA
Depreciation	416	416
Amortization	72	92
Impairment loss / (reversal)	6	—
(Gain) / loss on disposal of non-current assets	4	6
Finance costs	166	207
Finance income	(2)	(9)
Other non-operating (gain) / loss	(5)	(15)
Net foreign exchange (gain) / loss	(10)	29

Total Adjusted EBITDA	876	921

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2021	9

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
3    INCOME TAXES
Income tax expense is the total of the current and deferred income taxes. Current income tax is the expected tax expense, payable or receivable on taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable or receivable in respect of previous years. Deferred income tax is the tax asset or liability resulting from a difference in income recognition between enacted or substantively enacted local tax law and group IFRS accounting.
Income tax expense consisted of the following for the three-month period ended March 31:

	2021	2020
Current income taxes	91	55
Deferred income taxes	—	20
Income tax expense	91	75
Effective tax rate	39.7%	38.5%

The difference between the statutory tax rate in the Netherlands (25.0%) and the effective corporate income tax rate for the Group in the three-month period ended March 31, 2021, 39.7% was primarily driven by tax uncertainties and deferred tax assets which have not been recognized.
The difference between the statutory tax rate in the Netherlands (25.0%) and the effective corporate income tax rate for the Group in the three-month period ended March 31, 2020, 38.5% was primarily driven by a number of non-deductible expenses incurred by the Group in various countries, which are recorded in our consolidated income statement, as well as withholding taxes accrued for dividends expected from our operating companies.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2021	10

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
INVESTING ACTIVITIES OF THE GROUP
4    SIGNIFICANT EVENTS & TRANSACTIONS

During the three-month period ended March 31, 2021
VEON subsidiary Banglalink successfully acquires 9.4MHz in spectrum auction
In March 2021, Banglalink, the Company's wholly-owned subsidiary in Bangladesh, acquired 4.4MHz spectrum in the 1800MHz band and 5MHz spectrum in 2100MHz band following successful bids at an auction held by the Bangladesh Telecommunication Regulatory Commission (BTRC). The newly acquired spectrum will see Banglalink increase its total spectrum holding from 30.6MHz to 40MHz. Banglalink will invest approximately BDT 10 billion (US$115) to purchase the spectrum. The allotment of the license to Bangladesh took place in April 2021.

During the three-month period ended March 31, 2020
GTH restructuring
During the first quarter of 2020, VEON continued with the restructuring of Global Telecom Holding S.A.E. ("GTH"), with the intragroup transfer of Mobilink Bank completing in March 2020. There was no material impact on the consolidated financial statements stemming from this intergroup transfer as the operating assets of GTH operations have always been fully consolidated within balance sheet of VEON group.
Significant movements in exchange rates
An increase in demand for hard currencies, in part due to the coronavirus outbreak, resulted in the devaluation of exchange rates in the countries in which VEON operates. As such, in the first quarter of 2020, the book value of assets and liabilities of our foreign operations, in U.S. dollar terms, decreased significantly, with a corresponding loss of US$581 recorded against the foreign currency translation reserve in the Statement of Comprehensive Income.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2021	11

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
5    PROPERTY AND EQUIPMENT
The following table summarizes the movement in the net book value of property and equipment for the three-month period ended March 31:

	2021	2020

Balance as of January 1	6,879	7,340

Additions	522	359
Disposals	(16)	(13)
Depreciation	(416)	(416)
Impairment	(6)	—
Currency translation	(49)	(1,074)
Other	—	10

Balance as of March 31	6,914	6,206

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2021	12

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
6    INTANGIBLE ASSETS
The following table summarizes the movement in the net book value of intangible assets, including goodwill for the three-month period ended March 31.

	2021	2020

Balance as of January 1	4,152	5,688

Additions	44	76
Amortization	(72)	(92)
Currency translation	(16)	(739)

Balance as of March 31	4,108	4,933

Goodwill
Included within total intangible asset movements for the three-month period ended March 31, 2021, as shown above, are the following movements in goodwill for the group, per cash generating unit ("CGU"):

CGU	March 31, 2021	Currency translation	December 31, 2020

Russia	1,103	(28)	1,131
Algeria	1,038	(15)	1,053
Pakistan	340	16	324
Kazakhstan	139	(1)	140
Uzbekistan	34	—	34

Total	2,654	(28)	2,682
Impairment analysis
Goodwill is tested for impairment annually or when circumstances indicate the carrying value may be impaired. When reviewing for indicators of impairment in interim periods, the Company considers, amongst others, the relationship between its market capitalization and its book value, as well as weighted average cost of capital and the quarterly financial performances of each cash-generating unit ("CGU").
VEON performed its annual impairment testing at September 30, 2020. For further details regarding calculations and assumptions used for impairment testing, refer to the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2020.
There was no goodwill impairment recorded in the first quarter of 2021 or 2020.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2021	13

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
FINANCING ACTIVITIES OF THE GROUP
7    INVESTMENTS, DEBT AND DERIVATIVES
The Company holds the following investments and derivative assets:

	March 31, 2021	December 31, 2020

At fair value
Derivatives not designated as hedges	—	20
Derivatives designated as net investment hedges	5	3
Investments in debt instruments	94	75
Other	8	8
	107	106

At amortized cost
Security deposits and cash collateral	338	325
Other investments	39	39
	377	364

Total investments and derivatives	484	470
Non-current	319	305
Current	165	165
The Company holds the following debt and derivative liabilities:

	March 31, 2021	December 31, 2020

At fair value
Derivatives not designated as hedges	33	52
Derivatives designated as net investment hedges	—	1
	33	53

At amortized cost
Principal amount outstanding	7,588	7,678
Interest accrued	101	85
Discounts, unamortized fees, hedge basis adjustment	(17)	(5)
Bank loans and bonds	7,672	7,758

Lease liabilities	1,938	1,912
Put-option liability over non-controlling interest	—	273
Other financial liabilities	44	60
	9,654	10,003

Total debt and derivatives	9,687	10,056
Non-current	8,564	8,832
Current	1,123	1,224

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2021	14

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
Significant changes in financial assets and financial liabilities
There were no significant changes in financial assets and liabilities in the three-month period ended March 31, 2021, except for the scheduled repayments of debt or as described below. Furthermore, there were no changes in risk management policies as disclosed in the Group’s annual consolidated financial statements as of and for the year ended December 31, 2020.
Acquisition of minority stake in PMCL
In March 2021, VEON successfully concluded the acquisition of the 15% minority stake in Pakistan Mobile Communications Limited ("PMCL"), its operating company in Pakistan, from the Dhabi Group for US$273. This transaction follows the Dhabi Group’s exercise of its put option in September 2020 and gives VEON 100% ownership of PMCL. The transaction is presented within 'Acquisition of non-controlling interest' within the Consolidated Statement of Cash Flows.
VEON enters into a US$1,250 multi-currency revolving credit facility agreement
In March 2021, VEON successfully entered into a new multi-currency revolving credit facility agreement (the “RCF”) of US$1,250. The RCF replaces the revolving credit facility signed in February 2017, which is now cancelled. The RCF has an initial tenor of three years, with the Company having the right to request two one-year extensions, subject to lender consent. International banks from Asia, Europe and the US have committed to the RCF. The new RCF caters for USD LIBOR cessation with the secured overnight financing rate ("SOFR") administered by the Federal Reserve Bank of New York USA agreed as the replacement risk free rate with credit adjustment spreads agreed for interest periods with a one month, three months and six month tenor. SOFR will apply to interest periods commencing on and from October 31, 2021 (or earlier if USD LIBOR is no longer published or ceases to be representative prior to that date). The Company will have the option to make each drawdown in either U.S. dollars or euro.
PMCL enters into PKR 20 billion (US$131) loan facilities
In March 2021, PMCL successfully entered into a new PKR 15 billion (US$98) syndicated facility with MCB Bank as agent and PKR 5 billion (US$33) bilateral term loan facility with United Bank Limited. Both these floating rate facilities have a tenor of seven years.
VEON increases facility with Alfa-Bank
In March 2021, VEON successfully amended and restated its existing RUB 30 billion (US$396) bilateral term loan agreement with Alfa Bank and increased the total facility size to RUB 45 billion (US$594), by adding a new floating rate tranche of RUB 15 billion (US$198). The new tranche has a five-year term.
Subsequently, in April 2021, the proceeds from the new tranche were used to early repay RUB 15 billion of loans from Sberbank, originally maturing in June 2023.
Fair values
The carrying amounts of all financial assets and liabilities are equal to or approximate their respective fair values as shown in the table above, with the exception of:
•'Bank loans and bonds, including interest accrued', for which fair value is equal to US$7,758 at March 31, 2021 (December 31, 2020: US$8,031); and
•'Lease liabilities', for which fair value has not been determined.
Fair values were estimated based on quoted market prices (for bonds), derived from market prices or by discounting contractual cash flows at the rate applicable for the instruments with similar maturity and risk profile.
As of March 31, 2021 and December 31, 2020, the Group recognized financial instruments at fair value in the statement of financial position, all of which were measured based on Level 2 inputs. Observable inputs (Level 2) used in valuation techniques include inter-bank interest rates, bond yields, swap curves, basis swap spreads, foreign exchange rates and credit default spreads. During the three-month period ended March 31, 2021, there were no transfers between Level 1, Level 2 and Level 3 fair value measurements.
All impairment losses and changes in fair values of investments, debt and derivatives are unrealized and are recorded in "Other non-operating gain / (loss)" in the consolidated income statement.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2021	15

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
8    CASH AND CASH EQUIVALENTS
Cash and cash equivalents consisted of the following items:

	March 31, 2021	December 31, 2020

Cash at banks and on hand	927	694
Short-term deposits with original maturity of less than three months	266	900
Cash and cash equivalents	1,193	1,594

Less overdrafts	(13)	(8)

Cash and cash equivalents, net of overdrafts (as presented in the consolidated statement of cash flows)	1,180	1,586

As of March 31, 2021 and December 31, 2020, there were no restricted cash and cash equivalent balances. Cash balances as of March 31, 2021 include investments in money market funds of US$161 (December 31, 2020: US$543).
As of March 31, 2021, some bank accounts forming part of a cash pooling program and being an integral part of the Company’s cash management remained overdrawn by US$13 (December 31, 2020: US$8). Even though the total balance of the cash pool remained positive, the Company has no legally enforceable right of set-off and therefore the overdrawn accounts are presented as financial liabilities within the statement of financial position. At the same time, because the overdrawn accounts are an integral part of the Company’s cash management, they were included as cash and cash equivalents within the statement of cash flows.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2021	16

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
9    ISSUED CAPITAL
The following table details the common shares of the Company as of:

	March 31, 2021	December 31, 2020

Authorized common shares (nominal value of US$0.001 per share)	1,849,190,667	1,849,190,667

Issued shares, including 7,603,731 shares held by a subsidiary of the Company	1,756,731,135	1,756,731,135

The holders of common shares are, subject to our by-laws and Bermuda law, generally entitled to enjoy all the rights attaching to common shares.

10    DIVIDENDS PAID AND PROPOSED
There were no dividends declared by VEON Ltd in the three-month period ended March 31, 2021.
In March 2020, the Company paid a final dividend of US 15 cents per share for 2019, bringing total 2019 dividends to US 28 cents per share.
The Company makes appropriate tax withholdings of up to 15% when dividends are paid to the Company’s share depository, The Bank of New York Mellon. For ordinary shareholders at Euronext Amsterdam, dividends are paid in euro.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2021	17

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
ADDITIONAL INFORMATION
11    RELATED PARTIES
For the three-month period ended March 31, 2021, there were no material transactions, and there were no material balances recognized with related parties as of this date.
12    RISKS, COMMITMENTS, CONTINGENCIES AND UNCERTAINTIES
Other than disclosed elsewhere in these interim condensed consolidated financial statements, there were no material changes to risks, commitments, contingencies and uncertainties that occurred during the three-month period ended March 31, 2021.

13    EVENTS AFTER THE REPORTING PERIOD
Leadership changes
In April 2021, VEON announced changes to its leadership structure. Co-CEO Sergi Herrero, who joined the company in September 2019, will step down as co-CEO effective June 30, 2021. Sergi is expected to continue advising the company, in particular with respect to the VEON Ventures businesses which focus on generating value in high growth areas. Kaan Terzioglu will continue in his role as CEO of VEON Ltd. with overall responsibility for corporate matters and the general operations of the group.
14    BASIS OF PREPARATION OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
BASIS OF PREPARATION
The interim condensed consolidated financial statements for the three-month period ended March 31, 2021 have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB").
The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2020.
The preparation of these interim condensed consolidated financial statements has required management to apply accounting policies and methodologies based on complex and subjective judgments, estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances. The use of these judgments, estimates and assumptions affects the amounts reported in the statement of financial position, income statement, statement of cash flows, statement of changes in equity, as well as the notes. The final amounts for items for which estimates and assumptions were made in the consolidated financial statements may differ from those reported in these statements due to the uncertainties that characterize the assumptions and conditions on which the estimates are based.
NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS ADOPTED BY THE GROUP
The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements as of and for the year ended December 31, 2020.
A number of new and amended standards became effective as of January 1, 2021, which did not have a material impact on VEON financial statements. The Group has not early adopted any other standards, interpretations or amendments that have been issued but have not yet become effective.

Amsterdam, April 29, 2021
VEON Ltd.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2021	18